Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CFS Bancorp, Inc. Commission Securities Exchange Act File No: 000-24611
From: Michael C. Rechin
Sent: Monday, May 13, 2013 9:00 AM
Subject: First Merchants is Growing!

[COMBINATION GRAPHIC]
Team,
I am excited to announce that we're planning to welcome Citizens Financial Bank to First Merchants Bank.
On May 13, 2013, a definitive agreement was signed between First Merchants Corporation and CFS Bancorp. As a result of this merger, First Merchants ($4.3 billion) and Citizens ($1.1 billion) would have combined assets of $5.4 billion. With the addition of Citizens, I'm proud to share that we are poised to become the second-largest financial services holding company headquartered in Indiana, and will have nearly 100 banking centers.
Our press release was filed this morning, and the announcement is now public.
Citizens Financial Bank is a $1.1 billion community bank headquartered in Munster, Indiana, with 20 full service banking centers in Porter and Lake counties in Indiana, and Cook and DuPage counties in Illinois. Citizens Financial is a natural extension of our footprint; we're already neighbors. Their banking centers in Crown Point and Valparaiso are just 20 miles from our banking center in DeMotte.
Our companies also share common commitments to personal service, long-term relationships, community involvement and Midwest values. Looking forward, our combined strength will allow us to offer even better service, more access, and a better overall banking experience for our customers.
We are still in the early stages of the process, subject to the approval of the shareholders of both CFB Bancorp and First Merchants Corporation, as well as the receipt of various bank and other regulatory approvals. We plan for the merger to close in the 4th quarter of this year and will keep you informed as we learn more.
As a company, our integration capabilities have been tested and confirmed as recently as last year. Looking forward, as we progress toward finalization, many of you will be called upon to serve on committees to ensure the successful integration of Citizens Financial Bank. I'm confident our team's talent and expertise will prove to be invaluable as we progress.
We're proud of our intent to welcome a new community banking partner and believe their addition will prove to be mutually beneficial to our shareholders, communities, customers and you, our employees. Detailed below are some benefits of our planned partnership. There are many more, but we wanted to provide you with a few key messages you can feel confident sharing with your customers, the community and friends. Also see the attached press release and employee FAQs.
Thank you for your continued dedication to First Merchants. I hope you are as proud as I am about this exciting addition to our already strong company.
/s/ Mike
Mike Rechin

Key Messages

•	Citizens Financial is a natural extension of the current First Merchants footprint - we're already neighbors.

•	We're both Indiana companies that share common commitments to personal service, long-term relationships, community involvement and Midwest values.

•
The combined strength of our companies will allow us to offer even better service and provide more access through nearly 100 banking locations throughout 26 Indiana counties as well as two counties in Illinois and Ohio.

•
The combination of these two well-respected companies provides an excellent opportunity, as we strive to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.

•
Looking forward, our bank will be over $5.4 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health care, IT, internal processing, regulatory and compliance management, etc.

•
As the First Merchants brand continues to grow, our business model of supporting local decisions, customer focus, community involvement and commitment balanced by common support teams resonates from both a service and financial perspective. It's the story our tagline simply states: “The Strength of Big. The Service of Small.”

[FIRST MERCHANTS BANK GRAPHIC]
FORWARD-LOOKING STATEMENTS
This page contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.   Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”,  “should”,  “could”,  “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and CFS Bancorp, Inc. (“Citizens”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants' goals, intentions and expectations; statements regarding the First Merchants' business plan and growth strategies; statements regarding the asset quality of First Merchants' loan and investment portfolios; and estimates of First Merchants' risks and future costs and benefits, whether with respect to the Merger or otherwise.
These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Citizens will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants and Citizens to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants' affiliate banks; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants' business; and other risks and factors identified in each of First Merchants' filings with the Securities and Exchange Commission.
First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or news release.  In addition, First Merchants' and Citizens' past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION
The proposed Merger will be submitted to First Merchants' and Citizens' stockholders for their consideration.  In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement for First Merchants and Citizens and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT AND PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY ALL CONTAIN IMPORTANT INFORMATION.  Once filed, you may obtain a free copy of the Proxy Statement and Prospectus, when they become available, as well as other filings containing information about First Merchants and Citizens, at the SEC's Web Site (http://www.sec.gov).  You may also obtain these documents, free of charge, by accessing First Merchants' Web site (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information,” and finally under the link “SEC Filings,” or by accessing Citizens' Web Site (http://www.mybankcitizens.com) under the “Investor Relations” tab, then under the “Financial Documents” tab, and finally under the link “SEC Filings.”
First Merchants and Citizens and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Merchants and Citizens in connection with the proposed Merger.  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF FIRST MERCHANTS IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FOR FIRST MERCHANTS' 2013 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON MARCH 29, 2013 AND FIRST MERCHANTS' ANNUAL REPORT ON FORM 10-K FILED ON MARCH 15, 2013.  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF CITIZENS IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FOR CITIZENS' 2013 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON APRIL 2, 2013.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement and Prospectus regarding the proposed Merger when they become available.  Free copies of these documents may be obtained as described in the preceding paragraph.

[First Merchants Bank Logo] [Citizens Financial Bank Logo]

Citizens Financial Partnership
First Merchants Employee FAQ

Who is Citizens Financial/why this combination?
Citizens Financial Bank is a $1.1 billion community bank headquartered in Munster, Indiana, with 20 full service banking centers in Porter and Lake counties in Indiana, and Cook and DuPage counties in Illinois. Like us, they are a legacy company, in business for nearly 80 years. Their customer and community commitment aligns with ours, and their communities, employees and customers share similar characteristics. They feel like one of us.
The board of directors and management believe the planned combination of our two well respected companies provides us with an excellent opportunity to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.

What are the benefits of the merger?
With the addition of Citizens, we are poised to become the second-largest financial services holding company headquartered in Indiana. Our combined bank would be over $5.4 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health care, IT, internal processing, regulatory and compliance management and more.
From a client perspective, we plan to offer more access and convenience through a broader network while maintaining our legacy of community banking and local decisions.

When will the merger close and be effective?
While the boards of both companies have already signed an agreement to join, the merger is subject to the approval of the shareholders of both CFS Bancorp and First Merchants Corporation, as well as the receipt of various bank and other regulatory approvals. We plan for the merger to close in the 4th quarter of this year, at which point, Citizens will be merged into First Merchants.
Looking forward, as we begin the integration process, many of you will be called upon to serve on committees as your expertise regarding product and process knowledge will be crucial to our combined success. Our shared goal is to minimize client disruption and inconvenience.

Will their bank name change?
As part of our planned partnership, they are excited and proud of their intent to take the
First Merchants Bank name.

Are there plans to close banking centers?
We intend to keep all 20 Citizens Financial banking centers open.

How can I learn more about Citizens Financial?
Their public website is www.mybankcitizens.com.